

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 27, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road
Nangang District, Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Preliminary Information Statement on Schedule 14C,**
> **Amendment No. 1**
> **Filed February 3, 2009**

Dear Mr. Wang:

This is to confirm that on February 27, 2009, we informed your counsel, Oded Har-Even, Esq. of Sullivan & Worcester, that we had no further comments on the above-referenced filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
N. Gholson
Oded Har-Even, Esq – Sullivan & Worcester - facsimile (212) 660-3001